

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Eddie Ni
Chief Executive Officer
Goldenstone Acquisition Ltd.
4360 E. New York Street
Aurora, IL 60504

> **Re: Goldenstone Acquisition Ltd.**
> **Amendment No. 1 to Form 10-K for the Fiscal year ended March 31, 2023**
> **Filed December 18, 2023**
> **File No. 001-41328**

Dear Eddie Ni:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year ended March 31, 2023

Item 1. Business
Enforceability of Civil Liability, page 12

1.   Please revise your amendment to the Form 10-K for fiscal year ended March 31, 2023 to include all revised disclosures as proposed in your response to prior comment one of our letter dated October 16, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation